aflease
It's a gold mine!

P O Box 262 • Dunnottar • 1590
No 1 Shaft, Sub Nigel Gold Mine Gauteng • South Africa
tel 27 11 814 4290 fax 27 11 814 7975
Vat No: 4560175723

08001053

SEC Mail Processing Section
MAR 03 2008
Washington, DC
106

26 February 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

SUPPL

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED – File No. 82-1798 the under mentioned documents in compliance with Rule 12g-3b of the Securities Exchange Act of 1934:

1. Dealing in Securities by Directors
2. Dealing in Securities by Directors
3. Dealing in Securities by Directors
4. Convertible Bond Offering
5. Convertible Bond Offering
6. Convertible Bond Offering
7. Changes to the Board of Directors
8. Results of General Meeting
9. Dealing in Securities by Directors
10. Update on Operations and Resources.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

Yours faithfully

Pierre Kruger
Company Secretary
Aflease Gold Limited

dlw 3/5

AFO - Aflease Gold Limited - Dealing In Securities 5 Oct 2007

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AFO - Aflease Gold Limited - Dealing In Securities By Directors
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold")
DEALING IN SECURITIES BY DIRECTORS
In compliance with rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

Director:	N J Froneman
Position held:	Chief Executive Officer
Company:	Aflease Gold Limited
Date of transaction:	3 October 2007
Number of shares purchased:	60 000
Average price:	307 cents per share
Value of transaction:	R184 400
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal:	Yes
Director:	N J Froneman
Position held:	Chief Executive Officer
Company:	Aflease Gold Limited
Date of transaction:	4 October 2007
Number of shares purchased:	50 000
Average price:	304 cents per share
Value of transaction:	R152 215.60
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal:	Yes
Director:	N J Froneman
Position held:	Chief Executive Officer
Company:	Aflease Gold Limited
Date of transaction:	5 October 2007
Number of shares purchased:	60 000
Price:	309.8 cents per share
Value of transaction:	R185 880
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal:	Yes

Johannesburg
5 October 2007
Sponsor
Nedbank Capital
Date: 05/10/2007 16:56:03 Produced by the JSE SENS Department.

indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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AFO - Aflease Gold Limited - Dealing in securities 8 Oct 2007

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AFO
AFO - Aflease Gold Limited - Dealing in securities by directors
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold")
DEALING IN SECURITIES BY DIRECTORS
In compliance with rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

Director:	Sandile Swana
Position held:	Non-executive director
Company:	Aflease Gold Limited
Date of transaction:	4 October 2007
Number of shares purchased:	50 000
Share price:	306 cents per share
Value of transaction:	R153 000
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal:	Yes

Johannesburg
8 October 2007
Sponsor
Nedbank Capital
Date: 08/10/2007 13:12:45 Produced by the JSE SENS Department.

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AFO - Aflease Gold Limited - Dealing in securities 10 Oct 2007

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AFO
AFO - Aflease Gold Limited - Dealing in securities by a director
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold")
DEALING IN SECURITIES BY A DIRECTOR
In compliance with rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

Director:	Pierre Kruger
Position held:	Company Secretary and Director
Company:	Aflease Gold Limited
Date of transaction:	10 October 2007
Number of share options:	157 829
Strike price:	272 cents per share
Value of transaction:	R429 294.88
Extent of interest:	Direct beneficial
Nature of transaction:	Grant and acceptance of share options
Written permission to deal:	Yes

Johannesburg
10 October 2007
Sponsor
Nedbank Capital
Date: 10/10/2007 12:24:01 Produced by the JSE SENS Department.

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AFO - Aflease Gold - Convertible Bond Offering 19 Oct 2007

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AFO
AFO - Aflease Gold - Convertible Bond Offering
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA, OR JAPAN OR TO US, AUSTRALIAN, CANADIAN, OR JAPANESE PERSONS. THIS RELEASE IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER OR AN ADVERTISEMENT OF AN OFFER OF SECURITIES IN THE UNITED STATES, SOUTH AFRICA OR IN ANY OTHER JURISDICTION.
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/06)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold" or the "Company")
CONVERTIBLE BOND OFFERING
Aflease Gold announces that, subject to the fulfillment of the conditions set out below, it has placed ZAR 400 million of convertible bonds ("Bonds") due 2012 to international institutional investors and may place up to a further ZAR 200 million on the same pricing terms during the bookbuild, taking the maximum notional amount of the Bonds to ZAR 600 million. The bookbuild for the offering commences on Friday, 19 October 2007 and will end on Tuesday, 23 October 2007.
The board of directors ("the Board") of Aflease Gold intends, subject to obtaining shareholder approval in general meeting and the approval of the JSE Limited ("JSE"), to issue the Bonds to institutional investors. The proceeds will be utilised for general corporate purposes and particularly the financing of the Company`s flagship Modder East project.
The Bonds issued by Aflease Gold will, subject to the terms and conditions of the Bonds, be convertible at the option of the Bondholders into ordinary shares of Aflease Gold ("the Ordinary Shares"). The Bonds will be issued at 100% of their principal amount. The coupon and the yield to maturity on the Bonds have been set at 8.5% and 10.0% respectively and the coupon will be payable quarterly in arrears. The conversion price has been set at a premium of 25% to the volume weighted average price of the Ordinary Shares on the JSE on Friday, 19 October 2007.
Based on the terms above, the maximum notional amount of bonds are expected to convert into approximately 146 million Ordinary Shares in the Company`s share capital (being approximately 27.9% of the current issued share capital of the Company).
The bookbuild will close on Tuesday, 23 October 2007, with settlement expected by the end of the current financial year. It is intended that a circular will be posted to Aflease Gold shareholders in due course in order to convene a shareholders` meeting to obtain approval for a specific authority to issue shares for cash in the offering, in accordance with and subject to the JSE Listings Requirements.
A fairness opinion on the conversion terms of the Bonds will be required in terms of section 5.53 (b) of the JSE Listings Requirements prior to the issuance of the Bonds. This fairness opinion will, upon issue, be lodged with the JSE and be available for inspection at the registered offices of the Company for a period of not less than 14 days from the date of issue of the Bonds. PricewaterhouseCoopers has been appointed by the Board of Aflease Gold to act as an independent expert in respect of the Bond issue.
The issuance of the Bonds has been approved by the Exchange Control Department of the South African Reserve Bank.
The salient dates and times as well as the financial effects of the Bond

issue will be published in due course. Accordingly, shareholders are advised to exercise caution when dealing with the Company`s securities until further announcement is made.

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933) UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES.

IN THE UNITED KINGDOM THIS ANNOUNCEMENT IS DIRECTED EXCLUSIVELY AT PERSONS WHO FALL WITHIN ARTICLE 19 OR 49 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 OR TO WHOM THIS ANNOUNCEMENT MAY OTHERWISE BE DIRECTED WITHOUT CONTRAVENTION OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000. THE BONDS REFERRED TO IN THIS ANNOUNCEMENT SHALL BE ISSUED ONLY TO SUCH PERSONS.

THIS ANNOUNCEMENT IS NOT AN OFFER FOR SALE OF OR SUBSCRIPTION FOR SHARES TO THE PUBLIC IN SOUTH AFRICA IN TERMS OF THE SOUTH AFRICAN COMPANIES ACT 1973 (AS AMENDED) OR TO SOUTH AFRICAN RESIDENTS IN TERMS OF THE SOUTH AFRICAN EXCHANGE CONTROL REGULATIONS IN SO FAR AS THOSE SOUTH AFRICAN RESIDENTS DO NOT HAVE THE APPROPRIATE APPROVALS FROM THE SOUTH AFRICAN RESERVE BANK TO SUBSCRIBE FOR THE BONDS REFERRED TO IN THIS ANNOUNCEMENT.

Johannesburg
19 October 2007
Sole Placement Agent to Aflease Gold
Deutsche Bank AG London
Merchant bank and transaction sponsor to Aflease Gold
Deutsche Securities (SA) (Proprietary) Limited
Sponsor to Aflease Gold
Nedbank Capital
Corporate law advisers to Aflease Gold
Bowman Gilfillan Inc.

AFO - Aflease Gold - Convertible Bond Offering 25 Oct 2007

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AFO - Aflease Gold - Convertible Bond Offering
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA, OR JAPAN OR TO US, AUSTRALIAN, CANADIAN, OR JAPANESE PERSONS. THIS RELEASE IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER OR AN ADVERTISEMENT OF AN OFFER OF SECURITIES IN THE UNITED STATES, SOUTH AFRICA OR IN ANY OTHER JURISDICTION.
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/06)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold" or the "Company")
CONVERTIBLE BOND OFFERING
Further to the announcement on Friday, 19 October 2007, of the placement of ZAR 400 million of convertible bonds ("Bonds") due 2012 to international institutional investors (subject to the fulfillment of the conditions set out in the initial announcement), Aflease Gold announces that it has placed a further ZAR 200 million of Bonds on the same pricing terms, taking the total notional amount of the Bonds to ZAR 600 million.
Commenting on the convertible issue, Neal Froneman, CEO of Aflease Gold said:
"This financing, once completed, will represent another significant achievement and milestone with the Modder East project being fully funded. Management will remain focused on operational delivery and ensure that this project is brought into production in line with expectations."
The salient dates and times as well as the financial effects of the Bond issue will be published in due course. Accordingly, shareholders are advised to exercise caution when dealing with the Company`s securities until a further announcement is made.
THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933) UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES.
IN THE UNITED KINGDOM THIS ANNOUNCEMENT IS DIRECTED EXCLUSIVELY AT PERSONS WHO FALL WITHIN ARTICLE 19 OR 49 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 OR TO WHOM THIS ANNOUNCEMENT MAY OTHERWISE BE DIRECTED WITHOUT CONTRAVENTION OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000. THE BONDS REFERRED TO IN THIS ANNOUNCEMENT SHALL BE ISSUED ONLY TO SUCH PERSONS.
THIS ANNOUNCEMENT IS NOT AN OFFER FOR SALE OF OR SUBSCRIPTION FOR SHARES TO THE PUBLIC IN SOUTH AFRICA IN TERMS OF THE SOUTH AFRICAN COMPANIES ACT 1973 (AS AMENDED) OR TO SOUTH AFRICAN RESIDENTS IN TERMS OF THE SOUTH AFRICAN EXCHANGE CONTROL REGULATIONS IN SO FAR AS THOSE SOUTH AFRICAN RESIDENTS DO NOT HAVE THE APPROPRIATE APPROVALS FROM THE SOUTH AFRICAN RESERVE BANK TO SUBSCRIBE FOR THE BONDS REFERRED TO IN THIS ANNOUNCEMENT.
Johannesburg
25 October 2007
Sole Placement Agent to Aflease Gold
Deutsche Bank AG London
Merchant bank and transaction sponsor to Aflease Gold
Deutsche Securities (SA) (Proprietary) Limited

Sponsor to Aflease Gold
Nedbank Capital
Corporate law advisers to Aflease Gold
Bowman Gilfillan Inc.
Date: 25/10/2007 08:59:56 Produced by the JSE SENS Department.

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AFO
AFO - Aflease Gold Limited - Convertible Bond Offering
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/06)
Share code: AFO (JSE) & AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold" or the "Company")
CONVERTIBLE BOND OFFERING
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA, OR JAPAN OR TO US, AUSTRALIAN, CANADIAN, OR JAPANESE PERSONS. THIS RELEASE IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER OR AN ADVERTISEMENT OF AN OFFER OF SECURITIES IN THE UNITED STATES, SOUTH AFRICA OR IN ANY OTHER JURISDICTION.
Further to Aflease Gold`s announcement which was released on SENS on 25 October 2007, in which shareholders were advised that the Company had placed ZAR600 million of convertible bonds ("Bonds") due 2012 to international institutional investors ("investors") (the "Bond issue"), a circular has been posted to shareholders today. The circular includes a notice convening a general meeting of Aflease Gold shareholders, to be held at 10:00 on Wednesday, 12 December 2007 on the Ground Floor - Block D, Nedbank Corporate Place, 135 Rivonia Road, Sandown, Sandton, for the purpose of considering and, if deemed fit, passing, with or without modification, the ordinary resolution necessary to approve and implement the Bond issue.
Financial effects
The financial effects of the Bond issue are not significant and have therefore not been disclosed in this announcement. Financial effects of the Bond issue are however included in the circular.
Salient dates and times
The salient dates and times of the Bond issue are as follows:

	2007
Last day to lodge forms of proxy for the general meeting by 10:00	Monday, 10 December
General meeting to be held at 10:00	Wednesday, 12 December
Results of general meeting released on SENS	Wednesday, 12 December
Results of general meeting published in the press	Thursday, 13 December
Issue of Bonds to investors	Thursday, 13 December

Notes:
1. The above dates and times are subject to amendment. Any amendments to the dates and times will be released on SENS and published in the South African press.
2. The above times are South African local times.

Withdrawal of cautionary announcement
The cautionary announcement dated 25 October 2007 is hereby withdrawn.
THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933) UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES.
IN THE UNITED KINGDOM THIS ANNOUNCEMENT IS DIRECTED EXCLUSIVELY AT PERSONS WHO FALL WITHIN ARTICLE 19 OR 49 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 OR TO WHOM THIS ANNOUNCEMENT MAY OTHERWISE BE DIRECTED WITHOUT CONTRAVENTION OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000. THE BONDS REFERRED TO IN THIS ANNOUNCEMENT SHALL BE ISSUED

ONLY TO SUCH PERSONS.
THIS ANNOUNCEMENT IS NOT AN OFFER FOR SALE OF OR SUBSCRIPTION FOR SHARES TO THE PUBLIC IN SOUTH AFRICA IN TERMS OF THE SOUTH AFRICAN COMPANIES ACT 1973 (AS AMENDED) OR TO SOUTH AFRICAN RESIDENTS IN TERMS OF THE SOUTH AFRICAN EXCHANGE CONTROL REGULATIONS IN SO FAR AS THOSE SOUTH AFRICAN RESIDENTS DO NOT HAVE THE APPROPRIATE APPROVALS FROM THE SOUTH AFRICAN RESERVE BANK TO SUBSCRIBE FOR THE BONDS REFERRED TO IN THIS ANNOUNCEMENT.

Johannesburg
27 November 2007

Sole Placement Agent to Aflease Gold
Deutsche Bank AG London

Merchant bank and transaction sponsor to Aflease Gold
Deutsche Securities (SA) (Proprietary) Limited

Sponsor to Aflease Gold
Nedbank Capital

Corporate law advisers to Deutsche Bank AG London
Bowman Gilfillan Inc.

Date: 27/11/2007 16:11:51 Produced by the JSE SENS Department.

AFO - Aflease Gold Limited - Changes To The Board 3 Dec 2007

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AFO - Aflease Gold Limited - Changes To The Board Of Directors
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold")
Changes to the board of directors
In compliance with section 3.59 of the JSE Limited Listings Requirements, Aflease Gold shareholders are advised that Mr. R van Niekerk and Mr. P B Kruger have resigned as directors of Aflease Gold effective 30 November 2007.
Mr. P B Kruger will continue in his capacity as company secretary.
Further, Aflease Gold shareholders are advised that Mr. IJ Marais, the recently appointed chief operating officer, has been appointed as an executive director of Aflease Gold with effect from 3 December 2007.
Mr. IJ Marais has had significant industry experience and was most recently Chief Executive Officer of Sallies Limited, a JSE-listed company with fluorspar operations in South Africa. He has a B.Sc. Engineering (Mining) from the University of Pretoria (1991), a Mine Managers and Mine Overseers Certificate of Competency (1994) and an MBA from the University of Cape Town (1999).
3 December 2007
Johannesburg
Sponsor
Nedbank Capital
Date: 03/12/2007 08:00:01 Produced by the JSE SENS Department.

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AFO - Aflease Gold - Convertible Bond Issue - Resu 12 Dec 2007

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AFO
AFO - Aflease Gold - Convertible Bond Issue - Results Of General Meeting
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/06)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold" or the "Company")
Convertible bond issue - Results of General Meeting
Shareholders are advised that the ordinary resolution proposed in the notice to shareholders, dated 27 November 2007, was passed by the requisite majority at the general meeting of the Company held at 10:00 on Wednesday, 12 December 2007.
Sandton
12 December 2007
Sole Placement Agent to Aflease Gold
Deutsche Bank AG London
Merchant bank and transaction sponsor to Aflease Gold
Deutsche Securities (SA) (Proprietary) Limited
Sponsor to Aflease Gold
Nedbank Capital
Corporate law advisers to Deutsche Bank AG London
Bowman Gilfillan Inc.
Reporting accountants and auditors
PricewaterhouseCoopers Inc.
Independent professional expert
PricewaterhouseCoopers Corporate Finance (Pty) Limited
Date: 12/12/2007 15:02:50 Produced by the JSE SENS Department.

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AFO - Aflease Gold Limited - Dealing in securities 24 Dec 2007

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AFO
AFO - Aflease Gold Limited - Dealing in securities by a director
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
DEALING IN SECURITIES BY A DIRECTOR
In compliance with rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

Director:	S Zungu
Position held:	Non-executive Chairman
Date of transaction:	20 December 2007
Number of share options:	200 000
Strike price:	262 cents per share
Value of transaction:	R524 000
Extent of interest:	Direct beneficial
Nature of transaction:	Grant and acceptance of share options
Written permission to deal:	Yes
Director:	S Swana
Position held:	Non-executive Director
Date of transaction:	20 December 2007
Number of share options:	150 000
Strike price:	262 cents per share
Value of transaction:	R393 000
Extent of interest:	Direct beneficial
Nature of transaction:	Grant and acceptance of share options
Written permission to deal:	Yes
Director:	S Maziya
Position held:	Non-executive Director
Date of transaction:	20 December 2007
Number of share options:	150 000
Strike price:	262 cents per share
Value of transaction:	R393 000
Extent of interest:	Direct beneficial
Nature of transaction:	Grant and acceptance of share options
Written permission to deal:	Yes
Director:	K V Dicks
Position held:	Non-executive Director
Date of transaction:	20 December 2007
Number of share options:	150 000
Strike price:	262 cents per share
Value of transaction:	R393 000
Extent of interest:	Direct beneficial
Nature of transaction:	Grant and acceptance of share options
Written permission to deal:	Yes
Director:	W A Lupien
Position held:	Non-executive Director
Date of transaction:	20 December 2007
Number of share options:	184 110
Strike price:	262 cents per share
Value of transaction:	R482 368,20
Extent of interest:	Direct beneficial
Nature of transaction:	Grant and acceptance of share options

Written permission to deal: Yes
Johannesburg
24 December 2007
Sponsor
Nedbank Capital
Date: 24/12/2007 09:21:01 Produced by the JSE SENS Department.

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AFO
AFO
AFO - Aflease Gold Provides Update on Operations and Resources
News Release
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold" or "the company")
NEWS RELEASE
Aflease Gold Provides Update on Operations and Resources
Johannesburg, South Africa - Aflease Gold Limited is pleased to provide the following update on the development of the Modder East gold project and to announce revised mineral resource estimates for its Ventersburg and Sub Nigel properties.
Highlights:

- Total independently audited resource base has increased fourfold from 4.8 million ounces to 19.99 million ounces, of which 2.94 million ounces are in the indicated category and 17.05 million ounces are in the inferred category.
- An initial inferred mineral resource estimate at Ventersburg of 30.5 million tonnes at a grade of 4.74 g/t containing 4.65 million ounces of gold.
- An initial inferred mineral resource estimate at Sub Nigel 6 of 83.37 million tonnes at a grade of 3.77 g/t containing 10.11 million ounces of gold.
- The Modder East project is fully funded and development is on track for its first gold pour in Q3 2009.
- Sinking of the vertical shaft and construction of the processing plant at Modder East has commenced.
- Additional prospecting rights granted at Ventersburg 2 (2,800 hectares) adjacent to the company`s existing Ventersburg project and at Bothaville (8,500 hectares).
- An application for further prospecting rights (at an area known as Ventersburg 3) has been accepted by the Department of Minerals and Energy.

Aflease Gold`s CEO Neal Froneman commented:
"With development progress at Modder East firmly on track, a significant increase in total resources and new prospecting rights to fill out the growth pipeline, the company is well placed to achieve its goal of becoming a high margin, mid-tier gold producer."
Reserve and Resource Statements
Modder East Audited Reserves (Dec 2007)

	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (Moz)
Probable			
BPLZ	5.39	6.09	1.06
UK9A	2.26	4.13	0.30
Total Probable	7.65	5.51	1.36

Notes:
1. The revised reserve statement was prepared by Turgis Consulting and audited by SRK Consulting. The gold content figures are fully inclusive of mining dilutions and gold losses and are reported as delivered to the mill. Metallurgical recovery factors have not been applied to the reserve figures.

Aflease Gold Audited Resources (Dec 07)

	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (Moz)
Indicated			
Modder East	28.83	2.84	2.63
Sub Nigel 1,2,3	2.98	3.21	0.31
Total Indicated	31.81	2.87	2.94
Inferred			
Modder East	14.98	2.16	1.04
Sub Nigel 1,2,3	2.92	4.46	0.42
Sub Nigel 6	83.37	3.77	10.11
Turnbridge/New Kleinfontein	4.27	6.05	0.83
Ventersburg	30.52	4.74	4.65
Total Inferred	136.06	3.90	17.05

Notes:

1. The mineral resources have been reported in accordance with the classification criteria of the SAMREC Code and the CIM standards of Canadian National Instrument 43-101.
2. The Modder East, Sub Nigel 1, 2,3 and Turnbridge/New Kleinfontein resources were audited by SRK Consulting.
3. The Sub Nigel 6 and Ventersburg Resources were audited by Snowden.
4. Mineral reserves are included in mineral resources
5. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
6. No cut-off was applied in determining the Ventersburg resource.
7. A cut-off of 300cmg/t was applied in determining the Sub Nigel 6 resource.
8. Snowden believes that the delineated target areas in respect of both Sub Nigel 6 and Ventersburg have the potential to change significantly as new data is acquired and this may well impact negatively on the current Mineral Resource estimate given the erratic distribution and deposition of the reef types.

Additional Listing and Capital Position

Aflease Gold has initiated a process to become listed on an internationally recognized North American or European stock exchange within a year. This initiative underpins the company`s medium-term strategy of becoming a mid-tier gold producer with an international developed capital markets profile.

With the closing of its convertible bond issue in December 2007, Aflease Gold has a strong working capital position and development of the Modder East project is fully funded.

Modder East Gold Project

Aflease Gold continues to make good progress on the development of its Modder East project, situated approximately 30 kilometres east of Johannesburg, South Africa.

The first gold pour remains on schedule for Q3 2009, with a minimum 8 year life of mine.

The trackless decline development has advanced a total of approximately 1,500 metres to date and a dedicated return airway has been established from 210 metres below collar to surface.

Aflease Gold received approval for an amended environmental management programme from the Department of Minerals and Energy in Q4 2007. Upon receipt of this approval, the company commenced the sinking of the vertical shaft and the construction of the processing plant.

The vertical shaft, which will be 345 metres deep when complete, will connect to the decline currently under development and will provide the primary access for employees to the underground workings and will be utilised for ventilation purposes. The shaft is being constructed by Grinaker-LTA and is expected to be completed in the second half of 2008.

The vertical shaft will be completed before being connected to the decline. This will enhance flexibility for the ramp up of production by having more infrastructure development in place by the time that the main decline connects with the shaft bottom.

Construction of the 100,000 tonne per month processing plant commenced in Q4 2007 and is expected to be completed at the end of Q1 2009, within the budgeted amount.

No additional resource delineation drilling is planned at Modder East for 2008. The company is planning on further exploring the UK9A reef utilising on-reef development perpendicular to the payshoot direction. This exploration is expected to delineate the channels and payshoots present in the UK9A reef and delineate higher grade areas of the deposit.

Ventersburg Project

Aflease Gold is also pleased to announce a new inferred mineral resource estimate for its Ventersburg project, located approximately 25 kilometres southeast of Welkom in the Free State Goldfields. The Ventersburg lease covers an area of approximately 9,760 hectares and is located 18km from Harmony Gold Mine # 2 shaft and 25 km east of President Steyn Gold Mine # 2 shaft, both of which are currently mining the `A` Reef.

The table below shows the updated resource for Ventersburg as prepared by Minexcon.

Ventersburg Audited Resources (Dec 07)

	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (Moz)
Inferred			
`A` Reef	30.52	4.74	4.65

Notes:

1. No cut-off was applied in determining the resource inasmuch as the target area of the ore body is situated in a well-defined payshoot.

Historically, a total of 77 boreholes have been drilled at the Ventersburg project by previous owners, including Gold Fields and Harmony Gold. Forty-nine of the 77 boreholes were drilled in the northern portion of the project area. Of these, 32 holes (65%) intersected the `A` Reef (equivalent to the UK9A Kimberley Reef elsewhere in the Witwatersrand Basin). Drill hole spacing ranged from 500 metres to in excess of 1,000 metres. As a result, additional delineation drilling, targeting the `A` Reef in the northern portion of the prospect area, was considered justified. Most of the `A` Reef intercepts within the northern area of interest occurred at depths ranging from 529 metres to 856 metres below surface. The Leader Reef is situated approximately 100 metres below the `A` Reef and is poorly developed.

In 2004, Aflease Gold drilled a successful hole (WT1), which intersected the `A` Reef at a depth of 970 metres below surface. The intercept graded at 4.78g/t gold over 137.2cm for a content of 656cmg/t.

A diamond drilling program commenced in May 2007 to establish continuity of the reef horizon as well as the economic feasibility of the `A` Reef. Results of this ongoing drilling programme have not been included in the new inferred mineral resource estimate at Ventersburg and the resource potential of the `A` Reef will be evaluated upon completion of this drilling programme. The company currently has 5 drilling rigs on the property working on the drilling programme.

In Q4 2007, Aflease Gold was granted a new prospecting permit covering 2,800 hectares adjacent to the company`s existing Ventersburg project. The company plans on assessing the potential of the new prospecting area, to be known as Ventersburg 2, during 2008.

Sub Nigel 6 Project

The Big Pebble Marker prospect and the Area 6 Nigel Reef prospect are both located on the western extension of Vlakfontein Gold Mine in the Nigel Magisterial district. Both projects are located on the Vlakfontein No. 4 shaft (previously West Vlakfontein No. 1 shaft) property. The Big Pebble Marker (Kimberly Reef) occurs approximately 300 m above the Nigel Reef.

The resource estimation is based on work prepared by Camden Geo Services, utilising historical borehole and assay data from the 2000 metre decline on-reef development and 600 metre incline on-reef development. The resource lies between 2000 and 2600 metres below surface and is divorced from the flooded East Rand Basin as a plug has been constructed between the West Vlakfontein decline and adjacent mine.

A vertical shaft down to 2000 metres below surface exists on the property. Aflease Gold has commenced investigation into the infrastructure necessary to commission the shaft.

	Tonnes (Mt)	Grade (g/t)	Gold Content (Moz)
Inferred			
Big Pebble Marker	15.10	5.89	2.77
Nigel Reef	68.27	3.34	7.34
Total Inferred	83.37	3.77	10.11

Notes:

1. A cut-of of 300cmg/t was applied in determining the resource which is consistent with what the major Witwatersrand mining houses have historically applied and a certain degree of selective mining may be required.

Bothaville Prospecting Right

During Q4 2007, Aflease Gold was granted a new prospecting right covering 8,500 hectares in the Bothaville district of the Free State province, approximately 25 kilometres east of the town of Bothaville.

The Bothaville prospect is geologically similar to the company`s Ventersburg project. The target consists of a relatively shallow horst block which Aflease Gold believes has good potential to define economic reef horizons, namely the `A` and Leader Reefs. The `A` and Leader reefs are typical of highly-channelised conglomerates. Rand Mines drilled approximately 30 diamond drill holes in the area over a 50km2 extent between 1981 and 1983.

Aflease Gold believes the Bothaville prospecting area has the potential for a multi-million ounce in situ deposit. Should initial prospecting delineate higher grade zones within the target area, then the opportunity exists to test the down dip potential of the mineralized zone to the south.

Update on Trinity Share Swap

The share swap arrangement with Trinity Asset Management (Pty) Ltd. originally announced on 23 June 2006 was subject to a number of conditions precedent including the settlement of the claims between JCI and Randgold. To date, the conditions precedent have not been fulfilled and it is unknown when and if they would ever be fulfilled. Under the circumstances, the share swap agreement has been cancelled by mutual agreement

About Aflease Gold

Aflease Gold is a South African gold resource company listed on the JSE Limited (the Johannesburg stock exchange). The company owns the Modder East Gold Project, currently under construction, as well as the Sub Nigel, New Kleinfontein, Turnbridge and the Holfontein Gold Projects, all on the East Rand; the Ventersburg Gold Project in the Free State gold field; and the Etendeka Gold Project in Namibia. Aflease Gold was formed in January 2006 through the reverse takeover of Sub Nigel Gold Mining Company by New Kleinfontein Mining Company, then a wholly-owned subsidiary of Uranium One Inc. The company is currently owned as to approximately 70% by Uranium One Inc and has a market capitalization of approximately R1.4 billion.

For further information, please contact:

Jean Nortier
Chief Financial Officer
Aflease Gold Limited
Tel +27 11 482-3605

Izak Marais
Chief Operating Officer
Aflease Gold Limited
Tel + 27 11 814-4290

Cautionary Statement

This News Release includes certain "forward-looking statements" and "forward-looking information". All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Aflease Gold are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Aflease Gold`s expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of Modder East and new deposits, availability of capital required to place Aflease Gold`s properties into production, the ability to obtain a listing in Europe or North America, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and other commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Aflease Gold`s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, Although Aflease Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aflease Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth`s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics

and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited exploration and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of the mineral deposits in the measured and indicated resource categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in the SAMREC Code.

Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Exploration data is acquired by the Corporation and its consultants under strict quality assurance and quality control protocols.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

February 4, 2008

Date: 04/02/2008 11:17:04 Produced by the JSE SENS Department.

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